No Act

PE
12/19/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 0 2 2012
Washington, DC 20549

12025375

February 2, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-12

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Sempra Energy
Incoming letter dated December 19, 2011

Dear Ms. Goodman:

This is in response to your letter dated December 19, 2011 concerning the shareholder proposal submitted to Sempra by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 30, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 19, 2011

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of Sempra.

We are unable to concur in your view that Sempra may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Sempra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Sempra Energy (SRE)
Independent Board Chairman Topic
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

The company already relies on the Director independence standards of the New York Stock Exchange according to the attached "Sempra Energy, Corporate Governance Guidelines" However the Sempra Guidelines do not describe the substantive provisions of the NYSE standard of director independence.

Plus the "Sempra Energy, Corporate Governance Guidelines" are not limited to the 500-words of rule 14a-8 proposals. In fact, the Sempra Guidelines exceed 3500-words and still do not find it necessary to describe the substantive provisions of the NYSE standard of director independence.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

James Spira <JSpira@sempra.com>

SEMPRA ENERGY

Corporate Governance Guidelines

As adopted by the
Board of Directors of Sempra Energy
and amended through February 20, 2009.

I

Role of the Board and Management

1.1 Board Oversight

Sempra Energy's business and affairs are managed and all of its corporate powers are exercised under the direction of the Board of Directors. The board functions as a collective unit to establish broad policies and to monitor the performance of the corporation and the Chief Executive Officer to whom, together with senior management, the board has delegated day-to-day business operations.

In performing their duties, directors adhere to duties of loyalty and care. They fulfill the duty of loyalty by acting in good faith and in a manner free from self-dealing and which they believe to be in the best interests of Sempra Energy and its shareholders. They fulfill the duty of care by acting in an informed manner and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

Each director, acting in good faith, is entitled to rely on the advice, reports, opinions and statements prepared or presented by officers, employees, counsel, auditors, experts or committees of the board that are operating within their designated authority, when such director believes them to be competent, has made reasonable inquiry if circumstances dictate, and acts without knowledge suggesting reliance is unwarranted.

These guidelines set forth corporate governance policies and procedures are solely for the guidance of the board. They are not intended and shall not be interpreted to alter in any manner the duties and obligations of the directors.

1.2 Board Functions

At regularly scheduled meetings, the Board of Directors reviews and discusses reports by management on the performance, prospects and plans of Sempra Energy as well as immediate issues facing the corporation. In addition to its general oversight role, the board also performs a number of specific functions, including:

2.4 Director Independence

Substantially all of the directors should be independent. However, the Chief Executive Officer should be a director and it may be appropriate from time to time that not more than two additional current or former officers also be directors.

For a director to be considered "independent", the Board of Directors must affirmatively determine that the director has no material relationship with Sempra Energy.

The board will annually determine the independence of directors, applying the "independence" principles and standards established by the New York Stock Exchange. In advance of the annual review, each director will provide the board with complete information regarding his or her business and other relevant relationships to enable the board to evaluate the director's independence. Directors also will promptly inform the board of any material changes in their circumstances or relationships that may impact their designation by the board as independent.

In assessing the materiality of director relationships the board will broadly consider all relevant facts and circumstances both from the standpoint of the director and also from that of persons or organizations with which he or she has an affiliation.

2.5 Former Officers

When an officer who is also a director resigns as an officer, he or she should resign from the board unless otherwise requested by the board in consultation with the Corporate Governance Committee.

2.6 Selection of Directors

The Board of Directors is responsible for filling vacancies on the board and the nomination of directors for election by shareholders. No person, other than a current or former officer, will be appointed by the board to fill a vacancy or nominated by the board for election as a director unless he or she would be independent, and no person will be so appointed or nominated unless he or she is, or within a reasonable time after appointment or election will become, financially literate.

The Corporate Governance Committee annually will review with the board the appropriate skills and characteristics required of board members in the context of the then current membership of the board. The board also believes that its membership should reflect diversity.

The Corporate Governance Committee, in consultation with the Chairman of the Board, will review director nominations and recommend director candidates and may engage search firms and consultants to assist it in identifying and screening potential candidates. The committee also will consider candidates suggested by shareholders. A review of potential board candidates will include an assessment of each candidate's character,

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 69009-00537

December 19, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Sempra Energy*
Shareholder Proposal of Ray T. Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Sempra Energy (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Ray T. Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as <u>Exhibit A</u>.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. *See, e.g., Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 CFR §56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

In *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Proposal, which states that the chairman of the board of directors must be an independent director "by the standard of the New York Stock Exchange," is substantially similar to the proposal in *Boeing* and the precedent cited above. The Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but fails to describe the substantive provisions of the standard. Without information on the specifics of the New York Stock Exchange's standards of independence, shareholders will be unable to determine the standard to be applied under the Proposal on which they are being asked to vote. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what the Proposal requires. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that refer to director independence that the Staff did not concur were vague and indefinite. In those cases, the reference to the external source was not a prominent feature of the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer. Thus, the additional requirement that the chairman be independent was not the primary thrust of the proposal, so a description of the definition of independence was not required for shareholders to understand what they were voting on. Unlike the supporting statement in *Allegheny Energy*, the Proposal's supporting statement does not shift the emphasis of the Proposal as a whole away from the New York Stock Exchange standard of director independence. Accordingly, a description of the New York Stock Exchange standard is essential for the Company's shareholders to understand the Proposal on which they are voting.

The Proposal is similar to the proposal in *Boeing*, which, while mentioning the concept of "separating the roles of Chairman and CEO," remained focused on the 2003 Council of Institutional Investors definition of independence. Accordingly, the Staff concurred that the *Boeing* proposal was impermissibly vague through its reliance on the Council of Institutional Investors definition. Consistent with *Boeing*, because the New York Stock Exchange standard of independence is a central element of the Proposal that is not defined or explained, the proposal is impermissibly vague.

Further, we acknowledge that the Staff denied no-action relief under Rule 14a-8(i)(3) for other proposals with references to third party independence standards. *See AT&T Inc.* (avail. Jan. 30, 2009); *Clear Channel Communications Inc.* (avail. Feb. 15, 2006); *Kohl's Corp.* (avail. Mar. 10, 2003). However, although the Staff did not explain the reasoning for its decisions, the no-action requests submitted in those instances did not directly argue that the proposals were vague and indefinite by virtue of their reference to an external standard without adequately describing the standard. For example, in *Clear Channel Communications*, the company argued that the external standard referenced was not a definition but a "confused 'discussion,'" and the proposal in *Clear Channel Communications*, set forth an additional definition of independence.

Because the New York Stock Exchange standard of independence is central to the Proposal, shareholders cannot adequately understand the Proposal without information on the New York Stock Exchange standard. Accordingly, we believe that the Proposal's failure to describe the substantive provisions of the New York Stock Exchange standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James Spira, the Company's Chief Corporate Counsel, at (619) 696-4373.

Sincerely,

Amy Goodman

Enclosures

cc: James Spira, Sempra Energy
Ray T. Chevedden
John Chevedden

101202576.10

GIBSON DUNN

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Phone: 619 696-2034

Dear Mr. Felsinger,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden — 11/20/2011
Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Randall Clark <rclark@sempra.com>
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508 [per Def 14]
FX: 619-696-9202
Jennifer Jett <jjett@sempra.com>
Corporate Counsel
FX: 619.696.4488

[SRE: Rule 14a-8 Proposal, November 28, 2011]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at four major U.S. companies in 2011. James McRitchie and Kenneth Steiner have sponsored proposals on this topic which received significant votes.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said Sempra had executive pay concerns. Our executive pay committee had the discretion to subjectively adjust the annual executive bonus and this can undermine the effectiveness of incentive pay for executives. In addition, market-priced stock options that simply vest over time were given annually. Market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Finally, our CEO was potentially entitled to $34 million if there was a change in control.

William Ouchi and William Rutledge were marked as "Flagged (Problem) Directors" by The Corporate Library due to their FirstFed Financial Corp. directorships leading up to FirstFed's 2010 bankruptcy. Directors Ouchi and Rutledge were allowed to continue to make up 40% of our executive pay committee. Director Ouchi was also 25% of our nomination committee.

Another 40% of our executive pay committee was made up of directors who received our highest negative votes, Luis Téllez Kuenzler and William Rusnack. Directors Kuenzler and Rusnack were also 40% of our nomination committee. Furthermore Mr. Rusnack was allowed to continue as our Lead Director.

Wilford Godbold, age 72 and with 21-years long-tenure was on our Audit Committee along with William Jones, who had 17-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

We also had 3 inside directors – independence concern. Plus Mr. Rusnack (another mention) and Alan Boeckmann, further burdened with two Sempra board committee seats, were on 4 boards – overextension concern.

An independent Chairman policy can improve investor confidence in Sempra and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Copy

Sempra Energy®

James M. Spira
Chief Corp Counsel

101 Ash Street
San Diego, CA 92101

Tel: 619-696-4373
Fax: 619-699-5027
JSpira@sempra.com

December 8, 2011

VIA OVERNIGHT MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Deficiency Notice

Dear Mr. Chevedden:

I am writing on behalf of Sempra Energy (the "Company"), which received on November 28, 2011, Ray T. Chevedden's shareholder proposal entitled "Independent Board Chairman," for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on

which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 101 Ash Street, San Diego, CA 92101. Alternatively, you may transmit any response by facsimile to me at (619) 699-5027.

If you have any questions with respect to the foregoing, please contact me at (619) 696-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

James M. Spira
Chief Corporate Counsel

cc: Randy Clark

Enclosures

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Spira, James M
Cc: Clark, Randall; Jett, Jennifer
Sent: Mon Dec 12 08:15:32 2011
Subject: Rule 14a-8 Proposal (SRE)

Mr. Spira, Thank you for your December 8, 2011 letter. Does this letter take into account the attachment to this message.
Sincerely,
John Chevedden
cc: Ray T. Chevedden

Sempra Energy

Sempra Energy Shareholder Meeting
Notice & Admission Ticket

001 0022352
RAY T CHEVEDDEN
TR UA 05/14/01 RAY T CHEVEDDEN &
VERONICA G CHEVEDDEN
RESIDUAL TRUST.

*** FISMA & OMB Memorandum M-07-16 ***

COMPANY NUMBER	25955
ACCOUNT NUMBER	*** FISMA & OMB Memorandum M-07-16 ***
CONTROL NUMBER	25955025539

Important Notice Regarding the Availability of Proxy Materials for the Sempra Energy Shareholder Meeting to be Held on May 13, 2011

You are receiving this notice that the proxy materials for the annual meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy of the proxy materials. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual Meeting and Proxy Statement, Proxy Card and Annual Report are available at:

http://www.amstock.com/ProxyServices/Sempra

2366

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to www.voteproxy.com.
Step 2: To view your proxy materials, click **View Materials Online.**
Step 3: Click on the specific Sempra Energy document you would like to view.
Step 4: To vote your shares, click **Vote Your Online Proxy** and follow the instructions. The website will also give you a toll-free telephone number if you wish to vote by telephone.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials — If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side of this notice on or before April 29, 2011 to facilitate timely delivery.

Spira, James M

From: Spira, James M
Sent: Tuesday, December 13, 2011 12:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Clark, Randall; Jett, Jennifer
Subject: RE: Rule 14a-8 Proposal (SRE)

Follow Up Flag: Follow up
Flag Status: Completed

Mr. Chevedden,

Thank you for your e-mail dated December 12, 2011. The attachment to your e-mail constitutes sufficient proof of ownership.

Please let me know if you have any other questions.

Sincerely,

Jim Spira

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 12, 2011 8:16 AM
To: Spira, James M
Cc: Clark, Randall; Jett, Jennifer
Subject: Rule 14a-8 Proposal (SRE)

Mr. Spira, Thank you for your December 8, 2011 letter. Does this letter take into account the attachment to this message.
Sincerely,
John Chevedden
cc: Ray T. Chevedden